SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Redhook Ale Brewery, Incorporated

(Name of Issuer)

Common Stock, par value $.005

(Title of Class of Securities)

757473 10 3

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, Inc.

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-3298

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anheuser-Busch Companies, Inc.; 43-1162835
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.     Sole Voting Power

                2,761,713

  8.     Shared Voting Power

                - 0 -

  9.    Sole Dispositive Power

                2,761,713*

10.     Shared Dispositive Power

                - 0 -

                * Shares are subject to contractual restrictions on transfer. See Item 4.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Busch Investment Corporation; 51-0308458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  7.     Sole Voting Power

                2,761,713

  8.     Shared Voting Power

                - 0 -

  9.    Sole Dispositive Power

                2,761,713*

10.     Shared Dispositive Power

                - 0 -

                * Shares are subject to contractual restrictions on transfer. See Item 4.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,761,763
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 3 amends the Schedule 13D dated August 22, 1995, amended by Amendment No. 1 dated May 19, 2004, and Amendment No. 2 dated July 2, 2004. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following language to the end thereof:

“Pursuant to the Exchange and Recapitalization Agreement, ABI is entitled to designate two members of the board of directors of the Company. The two directors were previously Patrick J. McGauley and Anthony J. Short. Because of a change in Mr. McGauley’s responsibilities at ABI, Mr. McGauley has resigned as a director of the company and ABI has designated John W. Glick as its second director on the board of directors.

As a result of its entitlement to designate directors, its designation of directors of CBA, BIC’s ownership interest in the Company, the terms of the agreements between ABI, the Company and CBA and ABI’s status as the distributor for the Company and CBA, the Busch Entities believe that they have the ability to influence substantially the Company’s operations. From time to time the Busch Entities evaluate their investment in and arrangements with the Company. As a result, the Busch Entities may develop proposals or plans relating to the Company or the arrangements among the Company, CBA and the Busch Entities. These proposals or plans may involve amendments to the agreements between the Company, CBA and the Busch Entities, agreements between the Company and third parties, investments, acquisitions or divestitures by the Company, changes in the operations or management of the Company or merger, reorganization, liquidation, consolidation or other change of control transactions involving the Company.”

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2005

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ W. Randolph Baker
Name:	W. Randolph Baker
Title:	Vice President and Chief Financial Officer

BUSCH INVESTMENT CORPORATION

By:	/s/ Mark A. Rawlins
Name:	Mark A. Rawlins
Title:	Treasurer

Schedule I

(Amendment No. 3)

EXECUTIVE OFFICERS AND DIRECTORS OF

BUSCH INVESTMENT CORPORATION

(As of September 1, 2005)

NAME AND BUSINESS ADDRESS	POSITION WITH THE COMPANY
William J. Kimmins, Jr.*	Chairman of the Board, President and Director

John D. Castagno*	Vice President and Tax Controller

H. Murray Sawyer Jr.** 1220 North Market Street Suite 606 Wilmington, Delaware 19801	Vice President and Director

Laura H. Reeves*	Secretary

Mark A. Rawlins*	Treasurer

Denise R. Lynch*	Assistant Treasurer-International and Director

*	The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852
**	Mr. Sawyer’s principal occupation is the Chairman and Chief Executive Officer of Registered Agents, Ltd.

Schedule II

(Amendment No. 3)

EXECUTIVE OFFICERS AND DIRECTORS OF

ANHEUSER-BUSCH COMPANIES, INC.

(As of September 1, 2005)

NAME AND BUSINESS ADDRESS	POSITION WITH COMPANY
Patrick T. Stokes*	President and Chief Executive Officer and Director

August A. Busch III*	Chairman of the Board and Director

W. Randolph Baker*	Vice President and Chief Financial Officer

John E. Jacob*	Executive Vice President - Global Communications and Director

Thomas W. Santel*	Vice President - Corporate Development

Stephen J. Burrows*	Chief Executive Officer and President of Anheuser-Busch International, Inc.

August A. Busch IV*	President of Anheuser-Busch, Incorporated

Mark T. Bobak*	Group Vice President and Chief Legal Officer

Joseph P. Sellinger*	Chairman of the Board, Chief Executive Officer, and President of Anheuser-Busch Packaging Group, Inc.

Douglas J. Muhleman*	Group Vice President - Brewing Operations & Technology of Anheuser-Busch, Incorporated

Francine I. Katz*	Vice President - Communications and Consumer Affairs

Keith M. Kasen*	Chairman of the Board and President of Busch Entertainment Corporation

Joseph P. Castellano*	Vice President - Corporate Human Resources

James F. Hoffmeister*	Group Vice President - Procurement, Logistics, and Agricultural Resources of Anheuser-Busch, Incorporated

Michael J. Owens*	Vice President - Sales and Marketing of Anheuser-Busch, Incorporated

Anthony T. Ponturo*	Vice President - Global Media and Sports Marketing of Anheuser-Busch, Incorporated

John F. Kelly*	Vice President and Controller

*	the business address of each person is One Busch Place, St. Louis, Missouri 63118-1852

Schedule II (Cont’d)

(Amendment No. 3)

NON-EMPLOYEE DIRECTORS

OF ANHEUSER-BUSCH COMPANIES, INC.

(As of September 1, 2005)

NAME AND BUSINESS ADDRESS	POSITION WITH COMPANY	PRINCIPAL OCCUPATION
Carlos Fernandez G. Campos Eliseos No. 400 piso 18 Lomas de Chapulltepec Mexico, D.F., 110000	Director	Vice Chairman of the Board and CEO of Grupo Modelo, S.A. de C.V.

James J. Forese 1455 Pennsylvania Avenue, N.W. Suite 350 Washington, DC 20004	Director	Operating Partner and Chief Operating Officer of Thayer Capital Partners

James R. Jones 1501 M Street, NW Suite 700 Washington, DC 20005	Director	Co-Chairman and Chief Executive Officer of Manatt Jones Global Strategies, LLC

Charles F. Knight 8000 West Florissant Avenue P.O. Box 4100 St. Louis, MO 63136	Director	Chairman Emeritus of Emerson Electric Company

Vernon R. Loucks, Jr. 1101 Skokie Boulevard Suite 240 Northbrook, IL 60062	Director	Chairman of the Board of The Aethena Group, LLC

Vilma S. Martinez 355 South Grand Avenue 35th Floor Los Angeles, CA 90071	Director	Partner of Munger, Tolles & Olson

William Porter Payne 3455 Peachtree Road, NE Suite 975 Atlanta, GA 30326	Director	Partner of Gleacher Partners LLC

Schedule II (Cont’d)

(Amendment No. 3)

NON-EMPLOYEE DIRECTORS

OF ANHEUSER-BUSCH COMPANIES, INC.

(As of September 1, 2005)

(Continued)

NAME AND BUSINESS ADDRESS	POSITION WITH COMPANY	PRINCIPAL OCCUPATION
Joyce M. Roché 120 Wall Street New York, NY 10005	Director	President and Chief Executive Officer of Girls Incorporated

Henry Hugh Shelton c/o Anheuser-Busch Companies, Inc. One Busch Place St. Louis, Missouri 63118-1852	Director	Former Chairman of the Joint Chiefs of Staff

Andrew C. Taylor 600 Corporate Park Drive St. Louis, MO 63105	Director	Chairman and Chief Executive Officer of Enterprise Rent-A-Car Company

Douglas W. Warner III 345 Park Avenue 11th Floor New York, NY 10154	Director	Former Chairman of the Board of J.P. Morgan Chase & Company

Edward E. Whitacre, Jr. 175 E. Houston, Suite 1300 San Antonio, TX 78205	Director	Chairman and Chief Executive Officer of SBC Communications, Inc.